EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MASSACHUSETTS 02116

July 8, 2008

Ms. Mary Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

RE:       Evergreen Equity Trust, File Nos. 333-151685 and 811-08413 (the “Registrant)

Dear Ms. Cole:

On behalf of the Registrant, I am sending a response to certain of both your and Sheila Stout’s oral comments delivered on June 26, 2008, to the registration statement (the "Registration Statement") filed on Form N-14 by the Registrant on June 16, 2008, accession no. 0000907244-08-000362, relating to the acquisition of the assets of Evergreen Special Equity Fund (“Special Equity Fund”), a series of Evergreen Select Equity Trust, by Evergreen Golden Core Opportunities Fund (“Golden Core Opportunities Fund”), a series of the Registrant (the “Merger”).  Please note the following responses:

Comments to Prospectus/Proxy Statement:

Comment #1:              You asked that we provide our analysis for the selection of Golden Core Opportunities Fund as the accounting and performance survivor in the Merger, referring to the analysis articulated in North American Security Trust (pub. avail. August 5, 1994) (the “NAST Letter”).  In addition, you requested that for future filings, we consider not filing under Rule 488 if we believe that an analysis under the NAST Letter would likely be required.

Response:                  Our analysis was filed for the Registrant under a separate correspondence on July 2, 2008 (accession no. 0000907244-08-000398). Also, for future filings we will take into consideration not filing under Rule 488 if we believe that an analysis under the NAST Letter would likely be required.

U.S. Securities and Exchange Commission
Division of Investment Management

Comment #2:              You noted that the Prospectus/Proxy Statement states that “A substantial portion of the securities held by Special Equity Fund is expected to be disposed of in connection with the Merger” and asked that we provide an explanation of the expected securities sales.

Response:                  Disclosure has been included which states that, due to differences between the Funds' strategies, portfolio securities of Special Equity Fund are expected to be sold by the portfolio manager of Special Equity Fund before the Merger and by the portfolio manager of Golden Core Opportunities Fund after the Merger.  In addition, the Merger may result in increased redemption activity among Special Equity Fund shareholders, which could require additional sales of the fund's securities.

Comment #3:              You commented that Footnote 1 to the Annual Fund Operating Expenses tables which states that Evergreen Investment Management Company LLC (“EIMC”) or one of its affiliates will bear the expenses of the Merger is not necessary to be included as a footnote to these tables.

Response:                  We have removed the statement as a footnote to these tables and included it in the introductory paragraph to the tables.

Comment #4:              You asked that we confirm the date on which the Special Equity Fund’s Class A 12b-1 fee changed from 0.30% to 0.25%.

Response:                  This fee changed on April 1, 2008.

Comment #5:              You requested that we include an additional footnote to the Annual Fund Operating Expenses tables that states that although the Class A shares 12b-1 fee is currently limited to 0.25%, that fee, as approved by the Board of Trustees, may go as high as 0.75% and could be increased up to that amount without shareholder approval.

Response:                  The requested language has been added, where appropriate, as a footnote to the expense presentations in the Annual Fund Operating Expenses tables.

U.S. Securities and Exchange Commission
Division of Investment Management

Comment #6:              You asked that we revise Footnote 4 to the Annual Fund Operating Expenses table for Golden Core Opportunities Fund to clarify that the contractual waiver of certain fund expenses by EIMC will become   effective upon completion of the Merger.

Response:                  The requested change to this footnote has been made.

Comment #7:              You asked that we confirm the amount represented in the Example of Fund Expenses table for Special Equity Fund relating to Class B ten-year numbers, both assuming redemption at end of period and assuming no redemption, as well as the assumptions used to calculate those numbers.

Response:                  Our Fund Administration Department has confirmed both the assumptions used and the amounts included in the table. For the first eight years, the Class B expense ratio was used, and for the ninth and tenth years, the Class A expense ratio was used, since Class B shares convert to Class A shares after eight years.

Comment #8:              You asked that, if appropriate, we include additional disclosure in the discussion of the federal income tax consequences of the Merger relating to the approximate amount of any capital gains which may result due to the anticipated sale of securities should the Merger occur.

Response:                  We confirmed that no additional disclosure is needed since capital gains cannot be calculated as the sale of specific securities cannot be identified.

Comments to Pro Forma Financial Statement:

Comment #9:              You asked that we include an introductory paragraph containing certain descriptive information called for by Regulation S-X in the Pro Forma Financial Statements.

Response:                  The requested disclosure has been included.

Comment #10:            You asked that we include in the Schedule of Investments either an adjustments column for the securities which will be sold as a result of the Merger, or if not known, include a statement to the effect that although it is anticipated that a substantial portion of Special Equity Fund’s securities may be sold in connection with the Merger, it has not yet been determined which securities will be sold.

Response:                  We have included disclosure after the Schedule of Investments which states that although it is anticipated that a substantial portion of Special

U.S. Securities and Exchange Commission
Division of Investment Management

Equity Fund’s securities may be sold in connection with the Merger, it has not yet been determined which securities will be sold.

Comment #11:            You note that the numbers shown in the Statement of Operations are as of a stub period for Golden Core Opportunities Fund (for the period ended January 31, 2008), and would like us to confirm that the same period is being shown for Special Equity Fund.

Response:                  We have confirmed that for both Special Equity Fund and Golden Core Opportunities Fund, the period shown is for the period ended   January 31, 2008.

Comment #12:            Also in the Statement of Operations, you asked that we include an explanation of the difference between “expense reductions” and “expense reimbursements.”

Response:                  The requested disclosures have been included in the notes to Pro Forma Financial Statements.

Comment #13:            You asked that we include a detailed discussion of the capital loss carry forward limitations in the notes to the Pro Forma Financial Statements entitled ‘Significant Accounting Policies – Federal taxes,’ and that such disclosure include the same level of detail as included in the Prospectus/Proxy Statement.

Response:                  The requested change has been made.

Comment #14:            You asked that we address how the inclusion of unaudited financial statements for Golden Core Opportunities Fund in the Registration Statement complies with Rule 3-18 of Regulation S-X.

Response:                  Our analysis was filed for the Registrant under a separate correspondence on July 2, 2008 (accession no. 0000907244-08-000398).

U.S. Securities and Exchange Commission
Division of Investment Management

You had indicated that all correspondence is now required to make certain representations. We make the following representations to you:

-- the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

-- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-- the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file an amended Registration Statement for the Registrant.  Revisions made to the Prospectus/Proxy Statement and Pro Forma Financial Statements will be marked in the distribution sent to you via   email.

Please feel free to call me at 617-210-3682 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments

cc:        Sheila Stout

               U.S. Securities and Exchange Commission

Timothy Diggins, Esq.

              Ropes & Gray LLP